Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, WINTER 2012B2013

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:         ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 2, 2012.  The total number of outstanding shares of Taylor Devices= stock on the meeting record date was 3,310,006.  A total of 2,920,661 shares were present in person or by proxy at the meeting, representing 89% shareholder turnout.

Results Matters Submitted to a Vote of Security Holders:

1,616,791 shares voted for the election of Richard G. Hill to serve a three-year term expiring in 2015 and 99,432 shares withheld.

1,658,083 shares voted for the election of John Burgess to serve a three-year term expiring in 2015 and 58,140 shares withheld.

2,852,565 shares voted for the ratification of the selection of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for fiscal year 2013 with 58,635 shares voted against and 9,461 shares abstained.

1,493,071 shares voted for the approval and adoption of the 2012 Taylor Devices, Inc. Stock Option Plan with 219,239 shares voted against and 3,913 shares abstained.

All of us at Taylor Devices, Inc. thank you for your continued support.

ITEM:         FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2012.  Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-12)	F/Y 12-13	F/Y 11-12
SALES	$7,316,667	$4,572,702
NET EARNINGS	$607,817	$408,117
SHARES OUTSTANDING	3,309,758	3,222,455
EARNINGS PER SHARE	184	134

SECOND QUARTER (11-30-12)	F/Y 12-13	F/Y 11-12
SALES	$6,508,172	$6,781,754
NET EARNINGS	$769,361	$413,741
SHARES OUTSTANDING	3,309,841	3,233,056
EARNINGS PER SHARE	234	134

SIX MONTHS (11-30-12)	F/Y 12-13	F/Y 11-12
SALES	$13,824,839	$11,354,456
NET EARNINGS	$1,377,178	$821,858
SHARES OUTSTANDING	3,309,924	3,237,093
EARNINGS PER SHARE	424	254

The Company continues to perform very well.  Higher shipment levels have reduced the order backlog to a manageable $13 million, reducing the longer delivery times which tend to occur with a higher order backlog.  The U.S. construction markets remain stagnant, with most new orders for seismic and wind dampers used in buildings and bridges continuing to be received from Asian countries.  U.S. aerospace and defense markets are showing some signs of recovery, but this recovery may end if Department of Defense budgets are reduced as part of the Federal Government's present internal negotiations on tax law changes and spending level reductions.

ITEM:         ANNUAL MEETING OF THE SHAREHOLDERS

The Company=s Annual Meeting of Shareholders was held on November 2, 2012, at the Buffalo Marriott Niagara located in Amherst, NY.  Reports were given at the meeting by several members of the executive and management staff.  A brief summary of these reports follows:

  Douglas P. Taylor, President, discussed the Company's record sales and income for 2012.  These good results were tempered however by uncertainty about the U.S. economy due to possible changes in both the tax code and the Federal budget.  Mr. Taylor stated that building owners and real estate developers in the U.S. may be negatively impacted by tax law changes, causing further reductions in building construction from current depressed levels.  Similarly, many aerospace and defense programs may be cut back or cancelled if substantial defense budget cuts occur.

Mr. Taylor showed exterior and interior photographs of two newly renovated buildings that are part of the Company's expansion of its manufacturing facilities that began in 2011.  These buildings are having machinery moved into place and will be in service as of December 2012.  The third building requires more extensive renovations than the first two and is expected to be completed late in 2013.

  Craig Winters, Seismic/Industrial Products Sales Manager, discussed the surge in seismic product orders and shipments in 2012, with most of the increased business coming from Asian countries.  One    unusually large order resulted from a major company who elected to both construct new facilities and upgrade existing facilities on an expedited basis.  This was due to continued concerns about potential future large earthquakes in Asia, similar to the large quakes and tsunami that struck Japan during 2011.

  Ben Kujawinski, Operations Manager, outlined the Company's success in 2012 with defense programs entering full-scale production.  These include long-term contracts received in 2012 for military drone aircraft landing gears and shock isolation systems for the next generation of U.S. ship-launched missiles.  In addition, the Company has received several follow-on contracts for energy absorption products used on the latest generation of U.S. Army howitzers and automatic weapons, plus specialty actuators for commercial aircraft.  Mr. Kujawinski discussed how the increased production floor space available from the current facilities expansion will allow the Company to offer more assembly capabilities, provide additional components, and offer more turnkey solutions to our customers.

  Richard Hill, Vice President, discussed the renovation and remediation processes used to prepare the three expansion buildings for service.  These buildings are situated on a 9-acre site, combining portions of a former steel mill, a building from a former bolt manufacturer, and two other nearby commercial buildings into a single contiguous site.

  Mark McDonough, Chief Financial Officer, provided detailed information on the Company's financial statements.  In 2012, sales of our products to customers seeking seismic protection increased to 71% of all shipments vs. 57% for 2011.  Sales to Asia represented 54% of all sales, as compared to 35% of sales in 2011.  The increased sales volume of 2012 allowed operating income to increase from 7% of sales in 2011 to 10% of sales in 2012.

ITEM:     NEW ORDERS, SEISMIC AND WIND

The following new orders for Seismic and Wind Control Dampers were announced at the November 2, 2012 Annual Meeting of Shareholders:

  Farglory H-93 Residences -Taiwan, ROC
  Farglory H-102 Residences -Taiwan, ROC
  TSMC 14 P5 Manufacturing Building -Taiwan, ROC
  UMC Fabrication Plant -Taiwan, ROC
  Huaku-Song-Jiang Building -Taiwan, ROC
  Danish Marine Museum -Denmark
  Haraman High Speed Rail System -Saudi Arabia
  Pinole Point Building -Richmond, CA

The following orders were received after the meeting in November:

  YC Building -Taiwan, ROC
  Semi-Conductor Fabrication Building -Taiwan, ROC
  Haneda Airport Terminal Building -- Tokyo, Japan

ITEM:     NEW ORDERS, AEROSPACE AND DEFENSE

  U.S. Air Force KC-46 Tanker Program

In October, the Company received a development contract for fueling boom deceleration systems for this new aircraft which is being developed by Boeing from their current model 767-200 commercial jetliner.

The new aircraft is slated to replace older KC-135 Stratotankers, an aircraft that first entered service in 1957.  Planned production is 18 initial operational KC-46 aircraft by 2017, with the U.S. Air Force total needs being 179 aircraft.

Taylor Devices will be providing deceleration systems for the telescoping fueling boom.  The KC-46 development hardware will be an outgrowth of Taylor Devices' designs used on the 1970s era KC-10 Extender Tanker which was used to supplement the older KC-136 aircraft after the Vietnam War.  The remaining fleet of KC-10s is expected to remain in service until 2043.

  Next Generation Manned Space Vehicle

In November, the Company received a substantial development contract for components on what will hopefully be the next generation U.S. manned space vehicle, the follow-on program to the now retired Space Shuttles.  Taylor Devices will design and fabricate astronaut hatch ingress and egress actuators for the orbiting space capsule.  In addition, Taylor Devices will design and fabricate umbilical deployment actuators used when the space capsule re-enters the atmosphere.  The development and prototype build effort will take place through much of 2013, with potential follow-on orders.

                                                                                                                        By:   /s/Douglas P. Taylor
                                                                                                                                Douglas P. Taylor
                                                                                                                                President